Exhibit 99.1

January 6, 2022	News Release 22-01

Two Leading, Independent Proxy Advisors, ISS and Glass Lewis, Recommend Pretivm Shareholders Vote FOR the Transaction with Newcrest

•	The deadline to vote is 2:00 p.m. (Vancouver Time) on Tuesday, January 18, 2022.
•	For any questions, please contact Pretivm’s proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (+1-416-304-0211 outside North America) or email assistance@laurelhill.com.

Vancouver, British Columbia, January 6, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that both Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. LLC (“Glass Lewis”) have recommended that Pretivm shareholders vote FOR the resolution (the “Arrangement Resolution”) to approve the proposed acquisition of Pretivm by Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) by way of a plan of arrangement (the “Transaction”), at the upcoming special meeting of Pretivm shareholders on January 20, 2022 (the “Special Meeting”).

In their report ISS stated, “The transaction makes strategic sense as the consideration provides shareholders optionality to either receive certain and immediate value in the form of cash, or the ability to receive shares of Newcrest and participate in the upside represented by the combined entity”.

Glass Lewis’ report noted, “The proposed transaction represents the most attractive opportunity. The merger will result in a larger, more diversified gold producer with an opportunity to achieve meaningful synergies”.

ISS and Glass Lewis are leading independent, third party proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Pretivm’s board of directors UNANIMOUSLY recommends that shareholders

VOTE FOR the Arrangement Resolution

Pretivm Special Meeting

The Special Meeting will be held on Thursday, January 20, 2022 at 2:00 p.m. (Vancouver time) in a virtual-only format conducted by live audio webcast, using the Summit meeting platform, at https://meetnow.global/MAZZWNK. Registered shareholders and optionholders and duly appointed proxyholders will have an equal opportunity to participate in the Special Meeting, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

Shareholders should closely review the procedures outlined in the management information circular and related meeting materials for the Special Meeting (the “Meeting Materials”) to ensure that they are able to cast their vote prior to or at the Special Meeting. The Meeting Materials are available under the Company’s profile on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction.

YOUR VOTE IS IMPORTANT- PLEASE VOTE TODAY

How to Vote

Due to the essence of time, shareholders are encouraged to vote online or by telephone in advance of the meeting, even if they plan on attending the meeting, to ensure their vote is received in a timely manner.

THE VOTING DEADLINE IS 2:00 p.m. (Vancouver Time) ON TUESDAY JANUARY 18, 2022

Vote using the following methods prior to the Meeting[1]:	Intranet	Telephone or Fax

Registered Shareholders and Optionholders: Shares held in own name and represented by a physical certificate.	www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-775
Non-Registered Shareholders: Shares held with a broker, bank or other intermediary.	www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form
1.	Please review the Meeting Materials for more information on how to vote your shares or options.

Shareholder and Optionholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders and optionholders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), +1-416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

Transaction Details

Pursuant to the Transaction, Pretivm shareholders will have the option to elect to receive C$18.5o per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (VWAP) of Newcrest shares on the Australian Securities Exchange (ASX) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 5o% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share. In order to make a valid election, registered Pretivm shareholders must duly complete, execute and return the letter of transmittal and election form enclosed with the Meeting Materials in accordance with the instructions contained therein, by 5:00 p.m. (Vancouver time) on January 18, 2022 or, if the Special Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia, Australia or New York) before the adjourned Special Meeting is reconvened or the postponed Special Meeting is convened. Beneficial Pretivm shareholders should follow the instructions provided by your intermediary to make your election.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact

Pretium Resources Inc.

Troy Shultz, Director, Investor Relations & Corporate Communications

(604) 558-1784

invest@pretivm.com

Media Contact

Alan Bayless, Longview Communications and Public Affairs

604-417-9645

abayless@longviewcomms.ca

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes, but is not limited to: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; matters related to the Special Meeting; timing, receipt and anticipated effects of court and regulatory approvals; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, failure to receive the required court and regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce and the operations and workforce of Newcrest; future price of gold and silver and other metal prices; market competition, the geopolitical, economic, permitting and legal climate that we operate in; the potential of a third party making a superior proposal to the Transaction and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to obtain the required court and regulatory approvals in a timely matter, if at all; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; sustained labour stability and availability of equipment; the maintenance of positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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